July 11, 2003



Safeco Taxable Bond Trust
4854 - 154th Place NE

Redmond, WA 98052

Ladies and Gentlemen:

I have acted as counsel to the Trust in connection with the filing with the Securities and Exchange Commission of this merger and reorganization on form N-14 involving the Safeco Intermediate-Term U.S. Treasury Fund and the Safeco U.S. Government Fund, each a series of the Safeco Taxable Bond Trust. I have made such examination of law and have examined such records and documents as in my judgment are necessary or appropriate to enable me to render the following opinion:

1. The Trust is a duly formed and validly existing statutory trust under the laws of the State of Delaware.

2. The Trust is authorized to issue an unlimited number of shares which have been divided into the following series and classes: Safeco U.S. Government Fund (Investor Class, Advisor Class A and Advisor Class B), Safeco Intermediate-Term U.S. Treasury Fund (Investor Class, Advisor Class A and Advisor Class B), Safeco High Yield Bond Fund (Investor Class, Advisor Class A, Advisor Class B and Advisor Class C).

3. The Shares, when issued pursuant to the terms, provisions and conditions set forth in the above-referenced Registration Statement relating to the Shares, will be validly issued, fully paid and non-assessable by the Trust. I hereby consent to the filing of this opinion as an Exhibit to said Registration Statement.

Sincerely,

/s/ William E. Crawford

William E. Crawford, Esq.
Counsel